UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

Level 15, AIA Central, No. 1 Connaught Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Santech Announces Plan to Terminate ADR Facility and Plan to Hold Extraordinary General Meeting on December 19, 2025

On December 2, 2025 Hong Kong Time, Santech Holdings Ltd. (“Santech” or the “Company”) (NASDAQ: STEC) announced that an extraordinary general Meeting (the “EGM”) of the registrant will be held at Level 15, AIA Central, No. 1 Connaught Road Central, Central, Hong Kong on Friday, December 19, 2025, at 10:00 a.m., Hong Kong Time (or 9:00 p.m., Thursday, December 18, 2025, New York Time). Copies of the notice, the press release, the proxy card of the EGM, the voting card for ADS holders, and the form of third amended and restated memorandum and articles of association issued by the registrant regarding the foregoing are filed herewith as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference.

Exhibits

99.1	Notice of the EGM dated December 2, 2025.
99.2	Press release dated December 2, 2025.
99.3	Proxy card of the EGM.
99.4	Voting card for ADS holders.
99.5	Form of third amended and restated memorandum and articles of association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited.

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chairman and CEO

Date: December 2, 2025 Hong Kong Time